Exhibit 12.1

Berkshire Hathaway Inc.

Calculation of ratio of consolidated earnings to consolidated fixed charges

(Dollars in millions)

	Nine months ended September 30, 2009		Year ended December 31,
			2008		2007		2006		2005		2004

Net earnings attributable to Berkshire Hathaway	$4,999		$4,994		$13,213		$11,015		$8,528		$7,308
Income tax expense	2,107		1,978		6,594		5,505		4,159		3,569
Earnings attributable to noncontrolling interests	288		602		354		258		104		59
Earnings from equity method investments	(307)		—		—		—		(523)		(237)
Fixed charges	1,711		2,276		2,202		1,979		867		875

Earnings available for fixed charges	$8,798		$9,850		$22,363		$18,757		$13,135		$11,574

Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$1,492		$1,963		$1,910		$1,724		$723		$721
Rentals representing interest and other	219		313		292		255		144		154

	$1,711		$2,276		$2,202		$1,979		$867		$875

Ratio of earnings to fixed charges	5.14	x	4.33	x	10.16	x	9.48	x	15.15	x	13.23	x